Exhibit 16


          Mauldin & Jenkins, LLC, Atlanta, Georgia
          Letter on Change in Certifying Accountant




                                        December 30, 1997


Securities and Exchange Commission
Washington, DC 20549

We were previously the independent accountants for Premier Bancshares, Inc., and on January 31, 1997, except for Note 2 as to which the date is June 23, 1997, we reported on the consolidated financial statements of Premier Bancshares, Inc. and subsidiaries as of and for the two years ended December 31, 1996. On December 29, 1997, we were dismissed as independent accounts of Premier Bancshares, Inc.

We have read Premier Bancshares, Inc.'s statements included under Item 4 of its Form 8-K dated December 30, 1997, and we agree with such statements, except that we are not in a position to agree or disagree with the statements in the last paragraph of Item 4.




                                        /s/ Mauldin & Jenkins, LLC